Offering Statement for OneFul Health Inc.
("OneFul," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   OneFul Health Inc.

   3700 Regency Pkwy
   Suite 140
   Cary, NC 27518

Eligibility

2. **The following are true for OneFul Health Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Danny Barnes

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	02/01/2022	Panaceutics	Chief Pharmacy Officer
01/01/1999	Present	Triangle Compounding Pharmacy	resident/Chief Pharmacy Officer
10/01/2021	Present	OneFul Health, Inc.	Chief Pharmacy Officer

Danny Barnes has spent the last 20+ years focused on serving patients and physicians with personalized sterile and non-sterile medications for complex needs. Mr. Barnes is the President and operational executive of Triangle Compounding Pharmacy ("TCP"), the wholly-owned compounding pharmacy operation of OneFul. Mr. Barnes received his Pharm.D. from Campbell University and his Zoology degree at NC State University. As Chief Pharmacy Officer of OneFul, Mr. Barnes is passionate about implementing quality robotic automation to modernize compounding pharmacy. His devotion to high-quality products and services has generated a loyal community and network of patients and healthcare systems. Mr. Barnes furthers his regulatory and operational expertise through activities with state and national pharmacy organizations. LinkedIn: https://www.linkedin.com/in/danny-barnes-pharmd-bcscp-rph-a470bb16/

Name
Deon Joubert

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2018	Present	Sanitarium Health and Wellbeing Company	Executive General Manager Treasury & Advisory
01/01/2013	Present	Sanitarium Health and Wellbeing	General Manager - Corporate Advisory Services
01/01/2015	Present	Oneful Health, Inc.	Chairman of the Board

Deon Joubert represents the Sanitarium Health & Wellbeing Group (AUS), a significant investor in OneFul, where he has the role of Executive General Manager - Treasury & Advisory. Sanitarium is one of Australia/New Zealand's largest health food companies, which also operates major hospital facilities there. Mr. Joubert has responsibility for a range of treasury and finance functions, banking, insurance, legal, and M&A. Mr. Joubert serves as Director and/or Secretary for most of the Sanitarium Health & Wellbeing Group entities and, as part of the Group's executive team, reports to the Chief Executive Officer. LinkedIn: https://www.linkedin.com/in/deonjoubert/

Name
Worth Harris

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2011	Present	Nuvoda	Chairman
05/15/2017	Present	OneFul Health, Inc.	Board Member
01/01/1994	Present	Harrispark Properties	Co-Owner

Worth Harris is a successful business executive, angel investor, and board member for several startups. Mr. Harris contributes hands-on business management and growth advice. A significant long-term investor in OneFul, he also invested in Panaceutics Nutrition Inc., the personalized nutrition spinout from OneFul. Mr. Harris has invested in a range of technology and business startups, including companies in aseptic food processing, next generation water filtration systems, alternative transportation, and real estate. Mr. Harris holds a business degree from the University of North Carolina. LinkedIn: https://www.linkedin.com/in/worth-harris-87237b10/

Name
Angela Keck

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2007	Present	Triangle Compounding Pharmacy	Director of Accounting and Human Resources
01/01/2023	Present	Oneful Health, Inc.	Treasurer/Secretary

Angela Keck has served Triangle Compounding Pharmacy ("TCP") for 16 years. She was recently appointed to serve as Secretary/Treasurer for OneFul Health, Inc. Angela has extensive experience with financial statement preparation, forecasting, payroll, human resource management, benefits planning and implementation, complex problem solving, and pharmacy policy development. She is a CPA with 20 years' experience, an MBA, and has experience with resolving tax issues, audits, business mergers and acquisitions, and related due diligence. Angela holds a BA and an MBA from Meredith College. LinkedIn: https://www.linkedin.com/in/angela-olive-keck/

Name
Eva Doss

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2012	Present	The Launch Place	President and CEO
01/01/2020	Present	Winston Starts	Mentor
06/01/2022	Present	OneFul, Inc.	Board Member

Eva Doss is the President and CEO of The Launch Place, a venture fund, and is a long-term investor in and board member of OneFul. She brings 25 years of experience in business consulting, strategic planning, business development, and equity investment fund establishment and management in the United States and Europe. Having secured over $50 million in private and public investments for new business ventures, she worked with Booz Allen, Research Triangle Institute, the United States Agency for International Development ("USAID"), and regional development groups in Virginia. Eva holds an Executive Certificate in Management and Leadership from MIT Sloan School. LinkedIn: https://www.linkedin.com/in/eva-doss-19a4268/

Name
Edison Hudson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/27/2013	Present	OneFul Health, Inc.	CEO
03/01/2013	09/01/2021	Panaceutics Nutrition, Inc.	CEO and Co-Founder

Edison Hudson is a serial entrepreneur with multiple exits and IPO experience. He is also recognized as a prolific inventor with over 30 patents, spending over 15 years in semiconductor automation in Silicon Valley and the EU. At iRobot Corporation, as Director of Research, he participated on the IPO team and led new business acquisitions and strategic technology roadmap analysis. His engineering and computer science expertise is combined with business acumen, having concluded dozens of technology licenses and partnership agreements. Mr. Hudson is a lifelong learner and researcher, a Morehead Scholar at the University of North Carolina, an MBA from Duke University, and studied machine learning and robotics at Oxford University UK, where he spun out his first company. An excellent communicator, he was a speaker at the 2022 Precision Medicine World Conference in Silicon Valley. His passion and vision are that robotics and machine learning can democratize health using low-cost, safe, and more effective personalized treatments. Mr. Hudson has assembled a team of experts and operational management that are positioned to leverage post-pandemic regulatory change. LinkedIn: https://www.linkedin.com/in/edisonthudson/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

   None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   OneFul Health Inc. ("OneFul") was incorporated on September 27, 2013 in the state of Delaware under the name Panacea Biomatx Inc. In December 2016, Panacea Biomatx acquired 100% ownership in Triangle Compounding Pharmacy ("TCP"). On November 2, 2021, Panacea Biomatx changed its name to OneFul Health Inc. OneFul is an e-pharmacy for personalized medicine. OneFul's mission is to improve the quality of life for patients through personalized medicine that is produced with patented pharmacy technology. Our e-pharmacy platform combines precision medicine science and robotic automation to create multi-drug prescriptions as a capsule or easy-to-swallow gel packet. OneFul is currently focused on launching its "PolyPill" product for cardiovascular patients, and plans to scale to additional markets and health conditions, including mental health and diseases of aging, in the next few years. It can be difficult to remember how and when to take multiple medications when managing a chronic illness. OneFul aims to solve this problem by delivering all of a patient's prescribed medicines in a single pill or gel packet. OneFul's process involves patients completing a questionnaire about their health status and current prescriptions. The patient's doctor or one of our specialist telemedicine physicians reviews the patient's responses, and, if suitable, transmits a prescription to OneFul. Eligible patients' medications are formulated into a combination prescription, reviewed and released by OneFul's pharmacy team, and then are delivered directly to patients, with a target delivery time of within 24 hours.

   OneFul currently has 22 employees.

Risk Factors

7. **Material factors that make an investment in OneFul Health Inc. speculative or risky:**

   1. Food and Drug Administration Pharmaceuticals, clinical diagnostic procedures and biomedical devices are subject to extensive and rigorous domestic government regulation. The Food and Drug Administration (FDA) regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. The Company does not intend to develop new drug entities that require regulatory approval from the FDA, and instead works only with existing approved drug products that are allowed to be compounded under FDA Sections 501(a)(2)(B), 502(1)(1), under established formulary practices established under USP 795 for non-sterile, and USP 797 for sterile products. Such practices are regulated at the state level, and while there is no restrictions known to the Company on the planned products, there can be no guarantee that each state will alow al of the practices and pharmaceuticals that are part of OneFul's business plan on an ongoing basis.
   2. Compounding Under 503A While the Company laboratory products and compounded products under the 505A guidance themselves are not in general subject to regulatory approval, and are authorized solely by the prescriptions of licensed physicians, they may be generally applied to support development of products or procedures that do require such approval, under new drug delivery forms regulations such, section 505. As such, the Company plans to provide equipment, standard operating procedures, software and systems that are validated for current Good Manufacturing Practices. The Company products applied directly to any human clinical application wil be subject directly to regulatory approvals. If the Company's products are marketed abroad, they may also be subject to extensive regulation by foreign governments. If a regulatory review and approval process is required for any new product or development, and the Company elects to file for approval or market exclusivity, ti typically takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Any such delays will impact on the ability of the Company to generate revenues with some of its new products. The Company's newly acquire compounding pharmacy and FDA regulated outsourcing facility is subject to unannounced inspections by regulatory authorities that could lead to citations, recalls, and other interventions that may temporarily impair business operations. It is uncertain how the FDA will respond to manufacturing of larger batches inside of compounding pharmacies. In addition, compounding pharmacies are coming under increased scrutiny and it is unclear how the FDA will respond to individuals making recommendations about what they desire to have a in a formulation.
   3. Approvals by Institutional Review Boards Some of these prototyped drug delivery forms will need small-scale human bioequivalence trials to validate that the formulation meets drug delivery parameters of standard pil forms (pharmacokinetics). While compounding guidelines od not require such trials, hte Company has been previously requested by the internal review boards of a large medical system to address their more stringent safety standards before authorizing use ni their patient population. As a result, some market acceptance may be contingent upon the outcome of such trials or approvals by internal, non-governmental institutional review boards.

4. Physician Partner Network Approval Process Delays and limitations The approval by physician telemedicine organization or their internal medical policy boards that determine rules for writing patient prescription may produce unexpected delays and additional costs. In addition, other unforeseen restrictions or capacity of outside partnerships in the sales cycle may create limitations on our ability to commercialize our product to its full extent.

5. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

10. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Intellectual Property Risk Factors. The Company has filed patent applications, and thirteen (13) have been issued. Additional provisional patents and continuation patents have been filed. There can be no guarantee that such pending patents will issue or if issued will adequately cover the products proposed to be developed by the Company. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Even if the Company is successful in getting a product to market in sufficient volume to satisfy known demand, other companies may develop or license similar, parallel technology that is not covered by the Company's patents and compete with the Company's products. The Company's issued patents and failings are not a guarantee of market access. Other unknown companies also have issued patents and could potentially attempt to block the Company's access to markets. There can be no assurances that the products developed by the Company will not infringe upon the proprietary rights of third parties or that third parties will not assert infringement claims against the Company in the future. If someone makes such a claim, the Company will have to spend money and time defending its actions. This could have a significant

negative effect on the Company's income and operations – even if a court eventually determines that the Company has not infringed upon third party intellectual property rights. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, this could impact the ability of the Company to enter into sublicenses, pursue potential mergers, or be acquired by another pharmaceutical company. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a n1ulti-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

12. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

13. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations. If the Company cannot raise sufficient funds it may not succeed.

14. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

15. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

16. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

17. Our failure to attract and retain other highly qualified personnel in the future, could harm our business As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions ,when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not

having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

18. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including software developers, equipment suppliers, drug wholesalers, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

19. Reliance on Contract Development and Manufacturing Organizations The Company will use outside developers to create critical online customer acquisition and physician partner software. The availability of these resources and scheduling and testing of this capability may involve unanticipated delays and expenses. These unexpected delays and costs may prevent the company from acquiring and qualifying new customers.

20. Sale or Transfer of Assets The Company is considering the sale of Triangle Compounding Pharmacy whose accounts are consolidated with OneFul. Such a transaction may involve joint venture considerations. Any cash generated by such a transaction will be applied in the execution of the Company's business plan. Any such sale would have an impact on some aspects of the business model of the Company.

21. Joint Ventures The Company may explore joint venture opportunities. These opportunities may involve issuances of equity which may dilute the percentage of ownership held by the then stockholders.

22. We face significant market competition We will compete with larger, established companies that currently have products on the market. They may have much better financial means and marketing/sales and human resources than us. Once our product segment becomes successful, they may succeed in developing and marketing competing equivalent, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

23. The Company's technology has only been used in modest volume. Certain aspects of the technology still need to be enhanced and matured in order to make production efficient and standardized to make the production technology suitable for replication to support scaling and licensing obligations. Basic technologies may in general be unreliable or may not perform well enough to warrant further development. While some of the relevant technology for suspension has been tested in production and other technology tested at lab scale, , the technology has not been sufficiently replicated by third parties and may exhibit issues yet to be experienced in systems built by inhouse. While all of the pharmacy equipment and the facililty being used current to produce new products such as the polypill have been qualified and in production use, much of the equipment to be used to scale up has yet to be qualified under pharmaceutical standards that are applicable in a 503A facility under USP 795 guidelines.

24. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

25. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

26. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

27. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

28. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

29. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

30. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

31. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

32. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

33. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

34. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

OneFul Health Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $536,500 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   ○ Marketing & Promotion: We will use 25% of the funds raised for market and customer research, new product development and market testing. ○ Product Development: We will use 15% of the funds raised for continued improvement of products, including the expansion of the pharmacopeia of FDA approved drugs supported by the cardiovascular polypill products ○ Inventory: We will use 10% of the funds raised to purchase pharmaceutical inventory for the Company's polypill products in preparation of to scale volume of the product. ○ CAPEX and Facility: We estimate a need to use 10% for equipment and facility improvements ○ Company Employment: We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Business Development, web services, inhouse sales and support. Wages to be commensurate with training, experience and position. ○ General and Administrative: We will use 10% of the funds for General and Administrative to cover expenses for the new product launch, 3rd party web services, as well as ongoing day-to-day operations of the Company.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$26,289
Company Employment	$0	$134,126
Marketing / Promotions	$7,500	$134,125
Inventory	$0	$53,650
Product Development	$0	$80,475
General and Administrative	$2,010	$53,650
CAPEX - Facility	$0	$54,187
Total Use of Proceeds	**$10,000**	**$536,500**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and OneFul Health Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	15,000,000	9,825,448	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Incentive Stock Option Plan	As of December 31 2021, there were no outstanding stock options. 1,683,157 shares of Common Stock have been authorized for an Incentive Stock Option Plan. None of the options have been issued or assigned to any person or entity as of the date of the independent accountant's review report.	1,683,157

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are 1,683,157 options authorized, of which less than 10% are allocated to any individual. These option shares are included in the fully diluted calculation of valuation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of any transfer restrictions listed in its certificate of incorporation for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

No party holds more than 20%. Control is allocated by all shareholders to a voluntary proxy of five Board members. The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The elected Board holds proxy for all matters including restructuring, sale of assets or purchases of assets. As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our [stock/units] would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	First Citizens Bank - VISA Company Credit Card
Amount Outstanding:	$39,895
Interest Rate:	10.7%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has OneFul Health Inc. conducted within the past three years?**

Date of Offering:	2023-02-24
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$53,972
Use of Proceeds:	The proceeds were used for market and customer research, inventory, CAPEX and facility and company employment
Date of Offering:	2023-10-31
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock

Securities Offered:	Common Stock
Amount Sold:	$10,000
Use of Proceeds:	Operating expenses
Date of Offering:	2021-12-31
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$2,232,568
Use of Proceeds:	Operating expenses
Date of Offering:	2021-12-31
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$3,382,500
Use of Proceeds:	Payment of debt
Date of Offering:	2022-12-01
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$168,000
Use of Proceeds:	Operating expenses

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

OneFul is an e-pharmacy for personalized medicine. OneFul's mission is to improve the quality of life for patients through personalized medicine that is produced with patented pharmacy technology. Our e-pharmacy platform combines precision medicine science and robotic automation to create multi-drug prescriptions as a capsule or easy-to-swallow gel packet. OneFul is currently focused on launching its "PolyPill" product for cardiovascular patients, and plans to scale to additional markets and health conditions, including mental health and diseases of aging, in the next few years. Results of Operations: Revenue for the year ended December 31, 2022 decreased by $1,905,850 to $3,937,387, as compared to $5,843,237 reported for the year ended December 31, 2021. The decrease in revenues is attributable to a decrease in specialized drug products that add to revenue, but generate single digit margins and tie up cash in inventory. Cost of goods sold for the year ended December 31, 2022 decreased by $1,121,524 to $1,782,680, as compared to $2,904,204 reported for the year ended December 31, 2021. The decrease in cost of sales was due to a reduction in high-cost, low-margin specialty drug products in 2022. Consequently, gross margins improved to 55% in the year ended December 31, 2022, from 50% in the year ended December 31, 2021. Operating expenses for the year ended December 31, 2022 decreased by $885,619 to $2,618,063, as compared to $3,503,682 reported for the year ended December 31, 2021. With the decrease in revenues, Management decreased overhead costs during the year ended December 31, 2022. Some of the cost decreases were personnel transferred to a former subsidiary, Panaceutics Nutrition, Inc. ("PNI"), and some personnel associated with distributed drug products were released. Interest expense for the year ended December 31, 2022 decreased by $44,213 to $43,379, as compared to $87,592 reported for the year ended December 31, 2021. At the time of the listing of this offering, the only interest expense is attributable to a business credit card. In the year ending December 31, 2023, we estimate revenues will almost reach $3 million. This decrease in revenues from the $3.9 million in revenues in the year ended December 31, 2022 is a result of an FDA decision in April 2023 to withdraw its approval for the pre-term birth prevention drug, Makena, all generics and the compounded formulary '17P'. The FDA decision affected all companies offering these products in the USA. Such synthetic progesterone products had been supplied to OBGYNs by Triangle Compounding Pharmacy Inc. ("TCP"), our wholly owned subsidiary, and had been used since around 2003 prior to this FDA decision. These pre-term birth products were of significant revenue to TCP, comprising $1,881,892 of revenue and $510,119 of gross margin in 2022. The financial impact to TCP began in 2nd quarter of 2023. At that time management decided to cut back some staff to reduce expenses proportionally. Some of TCP's Makena inventory was impaired by this decision. In October 2023, TCP began receiving supplies of a product to replace the Makena revenue, an FDA approved form of the diabetes and weight loss drugs, known as semaglutide, such as Ozempic, Wegovy, and similar approved products that are in shortage globally. TCP's accredited sterile facility is able to fill and supply semaglutide in approved forms. TCP projects that the gross margin from this product will more than replace the lost income from Makena, with gross margins exceeding 90% beginning in December 2023. This product line is a better match to the our overall strategy to address a broad range of cardio-metabolic conditions. The Company's technology is applicable to both pharmaceutical and nutritional products. The Company's initial focus was on nutritional products and, prior to the formation of PNI, and in order to take advantage of several million dollars of public or quasi public incentives related to establishment of a manufacturing facility in Danville, Virginia, the Company entered into several performance, grant, equipment lease and facility lease agreements with the Industrial Development Authority of Transylvania County, the Tobacco Region, Revitalization Commission, and the Commonwealth Opportunity Fund (the "Danville Agreements"). PNI was formed thereafter as a subsidiary of the Company and executed a joinder to the Danville Agreements. Except for the remaining 580,000 shares of PNI retained by the Company, the Company's interest in PNI was spun off and PNI undertook to carry out and did carry out the performance obligations under the Danville Agreements. The Company, however, may still be deemed to be a party to the Danville Agreements and the effect of the joinder remains uncertain. In April of 2023, PNI filed a Chapter 7 Bankruptcy procedure and ceased to operate. Subsequently OneFul made an offer to the presiding Bankruptcy Trustee to acquire all of the intellectual and physical assets of PNI, including all technologies licensed by OneFul to PNI. The offer of $152,000 was accepted and approved by the US Courts on November 15, 2023. In addition to the physical assets acquired, this acquisition returns all nutrition related IP rights related to OneFul's patents to the Company, free and clean of all liens and encumbrances. The Company has received no claims in any proceeding related to the Danville Agreements. Liquidity & Capital Resources: During 2023, the Company raised net proceeds of approximately $64,000 through by the sale of common stock, approximately $54,000 of which was sold in a Regulation

Crowdfunding offering that closed in June 2023. Our cash balances at the time this offering launched were approximately $180,000. Our unaudited ten-month loss, through October 31, 2023, is approximately $258,000. Our monthly cash burn is less than $40,000. The Company plans to use the proceeds from this raise primarily to help buy inventory and promote our new semaglutide product

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

OneFul Health Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the company's offering page: Remembering multiple medications leads to pill fatigue, confusion, and low adherence, which should be avoidable. Now, it is with Wonderful's personalized poly pill, a multi-drug solution customized to fit several prescriptions into one. Wonderful Health has patented methods to improve chronic disease treatments. Do you take three to seven pills a day? Would you like to take just one? Follow this link to find out if Wonderful's poly pill works for you.

The following documents are being submitted as part of this offering:

Governance:
  Certificate of Incorporation: certificateofincorporation.pdf
  Corporate Bylaws: corporatebylaws.pdf
Opportunity:
  Offering Page JPG: offeringpage.jpg
Financials:
  Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.oneful.health/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.